Exhibit 99.2

Filed pursuant to Rule 433 under the Securities Act

Issuer Free Writing Prospectus dated June 21, 2018

Registration Statement No. 333-221875

A preliminary prospectus supplement and a registration statement on Form F-10 containing important information relating to the Common Shares (as defined below) described in this document has been filed with the Securities and Exchange Commission (the “SEC”). A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the base shelf prospectus and any applicable shelf prospectus supplement that has been filed is required to be delivered with this document. This document does not provide full disclosure of all material facts relating to the securities offered.  Before you invest, you should read the prospectus in the registration statement, the preliminary prospectus supplement, the final base shelf prospectus and other documents The Stars Group Inc. (the “Issuer”) has filed with the SEC and the securities regulatory authorities in each of provinces and territories of Canada for more complete information about the Issuer and this offering, especially the  risk factors relating to the securities offered. A copy of the preliminary prospectus supplement and the registration statement can be found on EDGAR at www.sec.gov. Copies of the preliminary prospectus supplement and the registration statement may also be obtained from Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014;  J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717; or Deutsche Bank Securities Inc., Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2836 and in Canada from J.P. Morgan Securities Canada Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717.

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it updates such information.

THE STARS GROUP INC.

$950,000,000  25,000,000 Common Shares (the “Common Shares”)

Term Sheet

June 21, 2018

	Price to the Public(1)		Underwriters’ Discounts and Commissions(2)		Net Proceeds to the Company (3)		Net Proceeds to the Selling Shareholders(4)
Per Offered Share	US$	38.000	US$	1.425	US$	36.575	US$	36.575
Total Offering(4)	US$	950,000,000.00	US$	35,625,000.00	US$	621,775,000.00	US$	292,600,000.00

Notes:

(1)         The price of the Offered Shares was determined by negotiation among the Company, the Selling Shareholders and the Underwriters, with reference to the then-current market price of the Common Shares.

(2)         The total Underwriters’ discounts and commissions for the Offering will be paid proportionately by the Company and each of the Selling Shareholders based on the respective number of Offered Shares sold by each pursuant to the Offering.

(3)         Before deducting the expenses of the Offering, estimated to be approximately US$5,400,000, which, together with the underwriters’ discounts and commissions payable by us in respect of the Treasury Shares, will be paid for by us out of the gross proceeds of the offering of Treasury Shares. In accordance with the terms and conditions of the registration rights agreement entered into as of the August 1, 2014 among the Company and the holders listed in Schedule A to that agreement (the “Registration Rights Agreement”), the Company will pay the expenses associated with the offering of the Secondary Shares, other than underwriting discounts and commissions. See “Plan of Distribution.”

(4)         The Selling Shareholders and the Company have granted to the Underwriters an option, exercisable for 30 days from the date hereof, to purchase up to 1,875,000 and 1,875,000 additional Common Shares, respectively (representing 6.52%  and 6.52% of the total number of shares offered hereunder) at the public offering price listed above, less underwriting discounts and commissions. The Underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the Common Shares offered by this Prospectus Supplement (the “Over-Allotment Option”). If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Discounts and Commissions”, “Net Proceeds to the Company” and “Net Proceeds to the Selling Shareholders” will be US$1,092,500,000.00, US$40,968,750.00, US$690,353,125.00 and US$361,178,125.00, respectively. This Prospectus Supplement also qualifies under applicable Canadian securities laws the grant of the Over-Allotment Option and the distribution of up to 1,875,000 and 1,875,000 Common Shares to be sold by the Selling Shareholders and the Company, respectively, upon exercise of the Over-Allotment Option. A purchaser who acquires Common Shares forming part of the over-allocation position acquires those shares under this Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. See “Plan of Distribution”.

Underwriters’ Position	Maximum Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to 1,875,000 additional Common Shares from the Selling Shareholders and 1,875,000 additional Common Shares from the Company	Exercisable within 30 days of the date hereof	US$38.00 per Common Share

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Barclays Capital Inc.
BMO Nesbitt Burns Inc.
Macquarie Capital (USA) Inc.
Blackstone Advisory Partners L.P.
Cormark Securities (USA) Limited
Canaccord Genuity LLC
Union Gaming Securities LLC
Investec Securities (US) LLC

The Offered Shares will be offered in the United States through certain of the underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Offered Shares will be offered in each of the provinces and territories of Canada through certain of the underwriters or their Canadian affiliates who are registered to offer the Offered Shares for sale in such provinces and territories, or through such other registered dealers as may be designated by the underwriters. Subject to applicable law, the underwriters may offer Offered Shares outside of the United States and Canada. None of Deutsche Bank Securities Inc., Blackstone Advisory Partners L.P. or Union Gaming Securities LLC is registered as a dealer in any Canadian jurisdiction and, accordingly will only sell Offered Shares into the United States or in other jurisdictions outside of Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Offered Shares in Canada. In addition, Investec Securities (US) LLC is not licensed as a dealer in any U.S. or Canadian jurisdiction and, accordingly, will only sell Offered Shares into jurisdictions outside of the U.S. and Canada and are not permitted and will not, directly or indirectly, solicit offers to purchase or sell any of the Offered Shares in the U.S. or Canada.

Closing:

Closing of the Offering is expected to take place on or about June 26, 2018, or such earlier or later date as the Company, the Selling Shareholders and the Underwriters may agree (the “Closing Date”).  It is expected that the Company will arrange for the instant deposit of the Offered Shares under the book-based system of registration, to be registered to The Depository Trust Company (“DTC”) or its nominee or to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with DTC or CDS on the Closing Date.

Other Changes to the Preliminary Prospectus Supplement:	In the section entitled “Consolidated Capitalization” beginning on page S-172 of the preliminary prospectus supplement:

• the aggregate principal amount of Euro First Lien Term Loans on actual basis as of March 31, 2018 is hereby increased from $309 million to $472 million;
• the amount of cash and cash equivalents of the Issuer on as adjusted basis as of March 31, 2018 is hereby decreased from $1,117 million to $928 million;

•                       the amount of total long-term debt, including current portion on an actual basis as of March 31, 2018 (shown in the table as well as footnotes 4 and 6 thereto) is hereby increased from $2,295 million to $2,458 million;

• the amount of notes offered pursuant to the proposed Notes Offering on an as adjusted basis is hereby decreased from $850 million to $750 million;
• the total capitalization on an actual basis as of March 31, 2018 is hereby increased from $4,676 million to $4,839 million; and
• the amount described in footnote 4 thereto as the increase shown in cash and cash equivalents is hereby decreased from $495 million to $332 million.

The preliminary prospectus supplement is hereby deemed to have changed to the extent affected by the changed described above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.